VK 3/18/04

AH 3/16/2004

04015914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 50501

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marks, McBroom Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. Figueroa Street, Suite 1750
(No. and Street)

Los Angeles, (City) California (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher E. Marks 800-701-9109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3.25.04

OATH OR AFFIRMATION

I, ~~Christopher E. Marks~~ [signature] swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marks, McBroom Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JANET L. GALLANT
NOTARY PUBLIC - California
Los Angeles County
Commission # 1434106
My Comm. Expires Aug 08, 2007

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA NOTARY: CERTIFICATE OF ACKNOWLEDGMENT

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES } SS.

On this 27th day of FEBRUARY / 2004, before me, JANET L. GALLANT, a Notary Public.
Name of Notary Public

Personally appeared MARTIN WILLEY MCBROOM
Name(s) of Individual(s) Signer(s)

( ) personally known to me - OR - (✓) proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or entity upon behalf of which the person(s) acted, executed the instrument.

JANET L. GALLANT
NOTARY PUBLIC - California
Los Angeles County
Commission # 1434106
My Comm. Expires Aug 08, 2007

WITNESS my hand and official seal.

Notary Seal

Signature of Notary Public

OPTIONAL ENTRIES

Type or Kind of Document: ______

Name(s) of Other Party(ies) Involved: ______

Signer's Id. Remarks: ______ Signer's Right Thumbprint

Date of Document: ______ *No. of Pages:* ______

Signer's Capacity: ( ) *Individual(s)* ( ) *Authorized Officer*

Officer Title: ______ *Fee Charged: $* ______

Name of Company Presented: ______

Product / Item No. 72930

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

MARKS, MCBROOM SECURITIES, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2003

601 S. Figueroa Street
Suite 1750
Los Angeles, CA 90017

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Marks, McBroom Securities, Inc.
Los Angeles, CA

I have audited the accompanying statement of financial condition of Marks, McBroom Securities, Inc. as of December 31, 2003 and related statements of income (loss), cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Marks, McBroom Securities, Inc. as of December 31, 2003 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 20, 2004

MARKS, MCBROOM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	25,273
TOTAL ASSETS	$	25,273

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
State Franchise Tax	$	800
Other Payable		35
TOTAL LIABILITIES		835
Stockholders' equity:		
Common stock, no par value, 10,000 shares authorized, 2,500 shares issued and outstanding		18,638
Additional paid in capital		28,824
Accumulated deficit		(23,024)
TOTAL STOCKHOLDERS' EQUITY		24,438
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	25,273

See accompanying notes to financial statements
and accountant's compilation report

MARKS, MCBROOM SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2003

REVENUES		
Fees	$	98,265
Interest income		175
TOTAL REVENUES		98,440
OPERATING EXPENSES		
Clearing fees		98,359
Interest expense		95
Other expenses		505
TOTAL OPERATING EXPENSES		98,959
INCOME (LOSS) BEFORE TAX PROVISION		(519)
INCOME TAX PROVISION		800
NET (LOSS)	$	(1,319)

See accompanying notes to financial statements

MARKS, MCBROOM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2002	2,500	$ 18,638	$ 28,824	$ (21,705)	$ 25,757
Net Income (Loss)				(1,319)	(1,319)
Balance, December 31, 2003	2,500	$ 18,638	$ 28,824	$ (23,024)	$ 24,438

See accompanying notes to financial statements

MARKS, MCBROOM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Net (loss)	$	(1,319)
Changes in operating assets and liabilities:		
Accrued liabilities		835
Net cash used in operating activities		(484)
Cash Flows for Investing Activities:		0
Cash Flows from Financing Activities:		0
Net decrease in cash		(484)
Cash at beginning of year		25,757
Cash at December 31, 2003	$	25,273
Supplemental Cash Flow Information		
Cash paid for interest	$	95
Cash paid for income tax	$	0

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Marks, McBroom Securities, Inc. previously known as Katz & Co., LTD (the Company), was incorporated on April 2, 1998 and is registered as a broker-dealer in securities under the Securities and Exchange Commission SEC Rule 15(b). The Company, if active, executes and clears all of its transactions through a clearing broker on a fully disclosed basis and, accordingly, is exempt form the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

NOTE 2 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 7 for the net capital computation.

NOTE 3 – PROVISION FOR INCOME TAXES

The Company's fiscal year ends December 31, 2003. the provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MARKS, MCBROOM SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	24,438
Nonallowable assets		0
NET CAPITAL	$	24,438

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	56
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	19,438
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	24,355

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	835
Percentage of aggregate indebtedness to net capital		3%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See accompanying notes to financial statements

PART II

MARKS, MCBROOM SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2003

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Marks, McBroom Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of Marks, McBroom Securities, Inc. (the "Company") for the year ended December 31, 2003, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 20, 2004